W. Bruce Swain
Executive Vice President
Chief Financial Officer
August 2, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Crawford & Company Form 10-K for the Year Ended December 31, 2010 Filed March 4, 2011 File No. 001-10356
Dear Mr. Rosenberg:
     On behalf of Crawford & Company (“we” or the “Company”), we are in receipt of the letter dated July 25, 2011 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) (the “Comment Letter”) concerning the above-referenced annual report on Form 10-K. Please find below our response to the comment issued by the Staff in the Comment Letter. For your convenience, we have set out the text of the comment from the Comment Letter, followed by the response.
Liquidity, Capital Resources, and Financial Condition, page 37
1.
You disclose that you have not provided for taxes on approximately $71.1 million on undistributed earnings of foreign subsidiaries at December 31, 2010 as these earnings are indefinitely reinvested. Please provide us proposed disclosure to be included in future periodic reports showing the amount of cash held in your foreign subsidiaries that is considered reinvested indefinitely. Please refer to Item 303 (a)1 of Regulation S-K and SEC Release 33-8350 Section IV.

RESPONSE:
The Company undertakes to enhance its liquidity, capital resources and financial condition disclosure within MD&A in its future filings with respect to the amount of cash held in foreign subsidiaries that is considered reinvested indefinitely, and proposes to include disclosure similar to the following in its quarterly report on Form 10-Q for the period ended June 30, 2011, which the Company expects to file with the SEC on August 8, 2011 (updated for then-current period information and with other appropriate changes based on material developments):
Cash and cash equivalents totaled $93.5 million as of December 31, 2010, consisting of $44.4 million held in the U.S. and $49.1 million held in our foreign subsidiaries. All of the cash and
1001 Summit Boulevard ■ Atlanta, GA 30319 ■ (404) 300-1051 ■ Fax (404) 300-1005 ■ www.crawfordandcompany.com

Mr. Jim B. Rosenberg
August 2, 2011

cash equivalents held by our foreign subsidiaries is available for general corporate purposes. Our current intent is to permanently reinvest these funds outside of the U.S., with the possible exception of repatriation of funds that have been previously subject to U.S. federal and state taxation or when it would be tax effective through the utilization of foreign tax credits. Our current expectation for funds held in our foreign subsidiaries is to use the funds to finance foreign organic growth, to pay for potential future foreign acquisitions, to fund our foreign underfunded defined benefit plans, and to repay any foreign borrowings that may arise from time to time. We currently believe that funds generated from our U.S. operations, along with potential borrowing capabilities in the U.S. will be sufficient to fund our U.S. operations for the foreseeable future, and therefore do not foresee a need to repatriate cash held by our foreign subsidiaries in a taxable transaction to fund our U.S. operations. However, if at a future date or time these funds are needed for our operations in the U.S. or we otherwise believe it is in the best interests of the Company to repatriate all or a portion of such funds, we may be required to accrue and pay U.S. taxes to repatriate these funds. No assurances can be provided as to the amount or timing thereof, the tax consequences related thereto or the ultimate impact any such action may have on our results of operations or financial condition.
******
     On behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We respectfully request that the Staff expedite its review of this matter. Please call me at (404) 300-1051 at your earliest convenience to discuss any further comments or to indicate that the responses set forth in this letter are satisfactory to the Staff.
Sincerely,
/s/ W. Bruce Swain
W. Bruce Swain
Executive Vice President and
Chief Financial Officer
1001 Summit Boulevard ■ Atlanta, GA 30319 ■ (404) 300-1051 ■ Fax (404) 300-1005 ■ www.crawfordandcompany.com